EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31, 2002

Net income from continuing operations less dividends on preferred stock	$155,953
Dividends on preferred shares	45,053
Loss on land and depreciated property sales	410
Minority interest in earnings of common unitholders	17,955
Interest expense	117,073
Earnings before fixed charges	$336,444

Interest expense	$117,073
Dividends on preferred shares	45,053
Interest costs capitalized	13,529
Total fixed charges	$175,655

Earnings to fixed charge ratio	1.92